Filed by Informa PLC
Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: TechTarget, Inc.
Commission File No.: 001-33472

The following email communication was made available to employees of TechTarget, Inc. on January 10, 2024.

Employee Note from TechTarget CEO

From: Mike Cotoia

To: All TechTarget Employees

Subject: Exciting News: TechTarget Announces Strategic Combination with Informa Tech

Dear Colleagues,

I am thrilled to share some exciting news with you. Today we announced a strategic combination with Informa Tech’s digital businesses to create a leading global platform in B2B Data and Market access. Informa Tech is a division of Informa PLC, a FTSE-50 UK Group with a leading position in international B2B events, digital services and academic knowledge. This transaction has the ability to accelerate our strategic roadmap, but our focus on helping vendors in enterprise technology and other markets to accelerate revenue growth remains the same. A copy of our press release can be found here [LINK] and more information about the deal can be found on the microsite we just launched here.

We believe combining TechTarget and the digital businesses of Informa Tech will significantly strengthen our position in a rapidly expanding global market. With enhanced scale, increased product diversification to support our customers’ needs, accelerated expansion opportunities, and a stronger financial profile, we expect this transaction will enable us to be an even better version of ourselves. The New TechTarget will accelerate and scale our focus on being an end-to-end solution provider across all phases of the go-to-market: from strategy, messaging, and content development to in-market activation via brand, demand generation, purchase intent data and sales enablement, which we believe will drive even more opportunity and value for our customers, employees, and investors.

The new company will keep the TechTarget name, continue to be listed on the NASDAQ under the same TTGT stock ticker, and our corporate headquarters will remain in Newton, MA. Upon closing of the deal, which we expect to take place sometime in the second half of 2024, Gary Nugent, current CEO of Informa Tech, will relocate from London to Newton to become the CEO of the New TechTarget. At that time, I will transition to Special Advisor to the CEO, focused primarily on ensuring a smooth combination post-closing. We are jointly committed to our success and excited for this new phase of the journey. I have gotten to know Gary quite well over the past six months, and I look forward to introducing him to all of you at a town hall in the near future.

Additionally, upon closing, the current TechTarget Management Team will remain in place with Steve Niemiec, Rebecca Kitchens, and Dan Noreck all reporting directly to Gary. Michelle Wilcon and Sean Tierney will remain in their current leadership roles as well. Further, upon closing, Don Hawk will join New TechTarget’s Board of Directors and will remain in a leadership operating role while we successfully combine the organizations into one team. Greg Strakosch, Co-founder and Chairman of the Board, will retire upon the transaction officially closing. Greg is proud of what we built, grateful to the team for their hard work, and excited about the future of the company.

Why is this transaction exciting?

•

This is a combination about scale and accelerating our current strategic roadmap. TechTarget’s estimated revenues for 2024 prior to the combination were $235 million, but upon completion of the combination, New TechTarget’s revenues are estimated to be over $500 million and our new revenue target post-combination is $1 billion within five years.

•

New TechTarget is expected to have more than 8,600 customers operating in over 20 countries, and to unlock opportunities in new geographic and vertical markets at a faster pace than either company believes it can do on its own.

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It will also expand our total addressable market by more than 10x that we currently operate in. As a dynamic, stronger player in a rapidly expanding space, there is simply more room to grow. That means more opportunities for employees and more value for our customers.

•

The increased product diversification resulting from this deal means we can offer an even more compelling value proposition for global technology vendors than we do today. We are creating an end-to-end solution that will support all phases of the go-to-market. This powerful combination fueled by first-party audiences and purchase intent data will offer our customers the potential to better grow their market share. Finally, through an exclusive data sharing agreement with Informa PLC that includes data from its leading face-to-face technology events, such as Black Hat, Enterprise Connect, Data Center World, Channels Partner Conference, and more, the combined company will have access to a new scale of permissioned first-party audience data.

•

Lastly, we believe the deal greatly accelerates our expansion opportunities. With a sustainable growth platform as our foundation, the New TechTarget will be able to take advantage of opportunities in new industries (including Healthcare, Retail, Banking, Automotive, Food, Legal, Manufacturing, Utilities, and others). And together, we’ll be even better positioned to capitalize on the many exciting and rapidly developing opportunities related to new AI products following our launch of IntentMail AI a few months ago. The first-party purchase intent data garnered from Informa Tech’s assets are also expected to strengthen our intent offerings and drive accelerated revenue growth.

What does this mean for you?

This combination presents exciting opportunities for our employees. As part of a larger, more diversified, and stronger combined company, it’s our goal to create accelerated expansion and professional development opportunities for you. This transaction checks all the key boxes to make it a winning outcome. It drives value and opportunities for investors, customers, and our employees.

There will naturally be some changes as we operate at a scale like we’ve never experienced before. It’s important to note that while we welcome this positive change, we also remain firmly grounded in our values that got us to where we are today. Our industry recognition stems from our tireless commitment to each other and to our customers. Informa Tech shares that culture, and we are excited to work with them.

While today’s news is certainly exciting, it’s important we remember that it is still business as usual for us. Please continue to provide our customers with the high-quality solutions and service they know us for.

I understand you may have additional questions and I have just sent an invite to the entire company to join me at 5pm ET for a live update regarding this exciting news. I look forward to discussing this announcement in greater detail.

What happens next?

Today’s announcement is just the first step in a months-long process to close the transaction, which includes a shareholder vote to approve the combination.

I will address some of the additional next steps and communications during my 5pm ET live update.

Until then, TechTarget and Informa Tech will each continue to operate separately as we do today. In the meantime, as a publicly-traded company that must adhere to important legal rules, it is imperative that TechTarget speaks with a unified voice utilizing our established spokespeople. Similarly, we ask that you do not make any public comments on social media at this time. If you are approached by a reporter or receive an inquiry, please direct them to John Steinert at jsteinert@techtarget.com or me at mcotoia@techtarget.com.

For those of you who don’t know, TechTarget will be celebrating its 25th anniversary in the summer of 2024 and this is an incredible opportunity and milestone to move toward the next phase of our TechTarget journey. This is a true transition toward TechTarget 2.0, and I couldn’t be prouder of each and every colleague that has made this opportunity a reality. I want to express my gratitude on behalf of the entire management team for your continued commitment to our success over so many years. I look forward to what’s ahead for us!

Best,

Mike

Additional Information and Where to Find It

In connection with the proposed transaction (the “proposed transaction”), among TechTarget, Inc. (“TechTarget”) Toro CombineCo, Inc. (“CombineCo”), Toro Acquisition Sub, LLC, Informa plc (“Informa”), Informa US Holdings Limited and Informa Intrepid Holdings Inc. (“Informa Tech”), TechTarget will prepare and file relevant materials with the Securities and Exchange Commission (the “SEC”), including a registration statement on Form S-4 that will contain a proxy statement of TechTarget that also constitutes a prospectus of CombineCo (the “Proxy Statement/Prospectus”). A definitive Proxy Statement/Prospectus will be mailed to stockholders of TechTarget. TechTarget and CombineCo may also file other documents with the SEC regarding the proposed transaction. This communication is not a substitute for any proxy statement, registration statement or prospectus, or any other document that TechTarget or CombineCo (as applicable) may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF TECHTARGET ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED BY TECHTARGET OR COMBINECO WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, IN CONNECTION WITH THE PROPOSED TRANSACTION, WHEN THEY BECOME AVAILABLE BECAUSE THESE DOCUMENTS CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. TechTarget investors and security holders will be able to obtain free copies of the Proxy Statement/Prospectus (when they become available), as well as other filings containing important information about TechTarget, CombineCo, and other parties to the proposed transaction (including Informa), without charge through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by TechTarget will be available free of charge under the tab “Financials” on the “Investor Relations” page of TechTarget’s internet website at https://investor.techtarget.com or by contacting TechTarget’s Investor Relations Department at gmann@techtarget.com.

Participants in the Solicitation

Informa, TechTarget, CombineCo, and their respective directors and certain of their respective executive officers and employees may be deemed to be participants in the solicitation of proxies from TechTarget’s stockholders in connection with the proposed transaction. Information regarding the directors of Informa is contained in Informa’s annual reports and accounts available on Informa’s website at www.informa.com/investors/ and in the National Storage Mechanism at data.fca.org.uk/#/nsm/nationalstoragemechanism. Information regarding the directors and executive officers of TechTarget is contained in TechTarget’s proxy statement for its 2023 annual meeting of stockholders, filed with the SEC on April 19, 2023, and in other documents subsequently filed with the SEC. Additional information regarding the participants in the proxy solicitations and a description of their direct or indirect interests, by security holdings or otherwise, will be contained in the Proxy Statement/Prospectus and other relevant materials filed with the SEC (when they become available). These documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Cautionary Note Regarding Forward-Looking Statements

This communication contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 that involve substantial risks and uncertainties. All statements, other than historical facts, are forward-looking statements, including: statements regarding the expected timing and structure of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction, such as improved operations, enhanced revenues and cash flow, synergies, growth potential, market profile, business plans, expanded portfolio and financial strength; the competitive ability and position of CombineCo following completion of the proposed transaction; legal, economic, and regulatory conditions; and any assumptions underlying any of the foregoing. Forward-looking statements concern future circumstances and results and other statements that are not historical facts and are sometimes identified by the words “may,” “will,” “should,” “potential,” “intend,” “expect,” “endeavor,” “seek,” “anticipate,” “estimate,” “overestimate,” “underestimate,” “believe,” “plan,” “could,” “would,” “project,” “predict,” “continue,” “target,” or the negatives of these words or other similar terms or expressions that concern TechTarget’s or CombineCo’s expectations, strategy, priorities, plans, or intentions. Forward-looking statements are based upon current plans, estimates, and expectations that are subject to risks, uncertainties, and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. We can give no assurance that such plans, estimates, or expectations will be achieved, and therefore, actual results may differ materially from any plans, estimates, or expectations in such forward-looking statements.

Important factors that could cause actual results to differ materially from such plans, estimates, or expectations include, among others: that one or more closing conditions to the proposed transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay, or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations, or restrictions in connection with such approvals or that the required approval by the shareholders of TechTarget may not be obtained; the risk that the proposed transaction may not be completed in the time frame expected by Informa, TechTarget, or CombineCo, or at all; unexpected costs, charges, or expenses resulting from the proposed transaction; uncertainty of the expected financial performance of CombineCo following completion of the proposed transaction; failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the relevant portion of the Informa Tech business with the business of TechTarget; the ability of Informa to implement its business strategy; difficulties and delays in achieving revenue and cost synergies of Informa; the occurrence of any event that could give rise to termination of the proposed transaction; potential litigation in connection with the proposed transaction or other settlements or investigations that may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification, and liability; evolving legal, regulatory, and tax regimes; changes in economic, financial, political, and regulatory conditions, in the United States and elsewhere, and other factors that contribute to uncertainty and volatility, natural and man-made disasters, civil unrest, pandemics, geopolitical uncertainty, and conditions that may result from legislative, regulatory, trade, and policy changes associated with the current or subsequent U.S. administration; risks related to disruption of management time from ongoing business operations due to the proposed transaction; certain restrictions during the pendency of the proposed transaction that may impact TechTarget’s ability to pursue certain business opportunities or strategic transactions; Informa’s, TechTarget’s, and CombineCo’s ability to meet expectations regarding the accounting and tax treatments of the proposed transaction; the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of TechTarget’s common stock; the risk that the proposed transaction and its announcement could have an adverse effect on the ability of TechTarget to retain customers and retain and hire key personnel and maintain relationships with customers, suppliers, employees, stockholders, strategic partners and other business relationships and on its operating results and business generally; market acceptance of TechTarget’s and the relevant portion of the Informa Tech business’s products and services; the impact of pandemics and future health epidemics and any related economic downturns on TechTarget’s business and the markets in which it and its customers operate; changes in economic or regulatory conditions or other trends affecting the internet, internet advertising and information technology industries; data privacy and artificial intelligence laws, rules, and regulations; the impact of foreign currency exchange rates; certain macroeconomic factors facing the global economy, including instability in the regional banking sector, disruptions in the capital markets, economic sanctions and economic slowdowns or recessions, rising inflation and interest rate fluctuations on TechTarget’s and the relevant portion of the Informa Tech business’s results; and other matters included in TechTarget’s filings with the SEC, including in Item 1A of its Annual Report on Form 10-K for the year ended December 31, 2022 and its Quarterly Report on Form 10-Q for the quarter ended September 30, 2023. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the Proxy Statement/Prospectus that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in registration statement on Form S-4 will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. We caution you not to place undue reliance on any of these forward-looking statements as they are not guarantees of future performance or outcomes and that actual performance and outcomes, including, without limitation, our actual results of operations, financial condition and liquidity, and the development of new markets or market segments in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this communication.

Any forward-looking statements speak only as of the date of this communication. None of Informa, TechTarget, or CombineCo undertakes any obligation to update any forward-looking statements, whether as a result of new information or developments, future events, or otherwise, except as required by law. Neither future distribution of this communication nor the continued availability of this communication in archive form on TechTarget’s website at https://investor.techtarget.com or Informa’s website at www.informa.com/investors should be deemed to constitute an update or re-affirmation of these statements as of any future date.

The following email communication was made available to TechTarget, Inc. customers on January 10, 2024.

Hi [NAME],

We’re pleased to announce TechTarget and Informa Tech are joining forces to create a new leader in B2B Data and Market Access.

Following close of this exciting combination, Informa PLC, a FTSE-50 UK Group with a leading position in international B2B events, digital services, and academic knowledge, will combine its Informa Tech digital businesses with TechTarget. At the highest level, this means that our business will double in size with an expanded product suite and our increased footprint around the world will drive even more opportunity and value for you.

Here are three main reasons why we believe it will deliver significant customer advantages and impact for your go-to-market strategy:

•

First is with respect to our digital footprint and our ability to help you identify, engage, and capture revenue from the audiences your business success depends on. The addition of a leading portfolio of specialist leading digital media brands, including InformationWeek, Light Reading, Dark Reading, Network Computing, AI Business and all of the Industry Dive sites, deepens our presence in enterprise tech categories and significantly expands our platform across important verticals. We are excited about the meaningful benefits this increased scale and scope will have on your advertising and targeting efforts, particularly as privacy concerns increasingly impact the viability of third-party cookies.

•

Second is the expansion of our best-in-class first-party real purchase intent data. Not only will we be operating these additional trusted web properties that deliver high signal volumes of opt-in buy-cycle-relevant data, as well as NetLine, but the combined company will have access to audience data from Informa PLC’s leading face-to-face global events portfolio, including Black Hat, Enterprise Connect, Data Center World, Channel Partners Expo, AI Summit, Network X, and SupportWorld Live. Whether for comprehensive marketing efforts, lead generation or sales activation, we’ll be able to deliver unprecedented impact, precision, and confidence for your business.

•

Third, TechTarget’s Enterprise Strategy Group will join forces with Informa Tech’s research and advisory brands, which include Omdia, Canalys, and Wards Intelligence, to form the fourth largest industry research and analysis firm in the world. This will further accelerate TechTarget’s integration of world-class research and intelligence services with our digital, media and intent offerings, to strengthen your GTM strategies. From market sizing, competitive intelligence, messaging and content creation, media activation, lead generation, ABM and intent, New TechTarget will be able to provide more market expertise and cohesive services that drive better business outcomes for you. Furthermore, we’ll have access to first-party purchase intent data from Informa Tech’s leading portfolio of specialist digital brands, bringing our total permission-based first-party audience to approximately 50 million, enabling higher efficiency and effectiveness across GTM efforts.

This is an exciting step that we are confident will add significant value to our customers and other stakeholders. While it’s still very early days, over the coming months we will be providing FAQs and other information to address your questions. In the meantime, we remain laser focused on ensuring your existing programs meet expectations in every way.

Here’s our press release on this news with more information: [LINK]

If you have any immediate questions about this news, please reach out to [INSERT].

Yours,

[NAME]

Additional Information and Where to Find It

In connection with the proposed transaction (the “proposed transaction”), among TechTarget, Inc. (“TechTarget”) Toro CombineCo, Inc. (“CombineCo”), Toro Acquisition Sub, LLC, Informa plc (“Informa”), Informa US Holdings Limited and Informa Intrepid Holdings Inc. (“Informa Tech”), TechTarget will prepare and file relevant materials with the Securities and Exchange Commission (the “SEC”), including a registration statement on Form S-4 that will contain a proxy statement of TechTarget that also constitutes a prospectus of CombineCo (the “Proxy Statement/Prospectus”). A definitive Proxy Statement/Prospectus will be mailed to stockholders of TechTarget. TechTarget and CombineCo may also file other documents with the SEC regarding the proposed transaction. This communication is not a substitute for any proxy statement, registration statement or prospectus, or any other document that TechTarget or CombineCo (as applicable) may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF TECHTARGET ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED BY TECHTARGET OR COMBINECO WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, IN CONNECTION WITH THE PROPOSED TRANSACTION, WHEN THEY BECOME AVAILABLE BECAUSE THESE DOCUMENTS CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. TechTarget investors and security holders will be able to obtain free copies of the Proxy Statement/Prospectus (when they become available), as well as other filings containing important information about TechTarget, CombineCo, and other parties to the proposed transaction (including Informa), without charge through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by TechTarget will be available free of charge under the tab “Financials” on the “Investor Relations” page of TechTarget’s internet website at https://investor.techtarget.com or by contacting TechTarget’s Investor Relations Department at gmann@techtarget.com.

Participants in the Solicitation

Informa, TechTarget, CombineCo, and their respective directors and certain of their respective executive officers and employees may be deemed to be participants in the solicitation of proxies from TechTarget’s stockholders in connection with the proposed transaction. Information regarding the directors of Informa is contained in Informa’s annual reports and accounts available on Informa’s website at www.informa.com/investors/ and in the National Storage Mechanism at

data.fca.org.uk/#/nsm/nationalstoragemechanism. Information regarding the directors and executive officers of TechTarget is contained in TechTarget’s proxy statement for its 2023 annual meeting of stockholders, filed with the SEC on April 19, 2023, and in other documents subsequently filed with the SEC. Additional information regarding the participants in the proxy solicitations and a description of their direct or indirect interests, by security holdings or otherwise, will be contained in the Proxy Statement/Prospectus and other relevant materials filed with the SEC (when they become available). These documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Cautionary Note Regarding Forward-Looking Statements

This communication contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 that involve substantial risks and uncertainties. All statements, other than historical facts, are forward-looking statements, including: statements regarding the expected timing and structure of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction, such as improved operations, enhanced revenues and cash flow, synergies, growth potential, market profile, business plans, expanded portfolio and financial strength; the competitive ability and position of CombineCo following completion of the proposed transaction; legal, economic, and regulatory conditions; and any assumptions underlying any of the foregoing. Forward-looking statements concern future circumstances and results and other statements that are not historical facts and are sometimes identified by the words “may,” “will,” “should,” “potential,” “intend,” “expect,” “endeavor,” “seek,” “anticipate,” “estimate,” “overestimate,” “underestimate,” “believe,” “plan,” “could,” “would,” “project,” “predict,” “continue,” “target,” or the negatives of these words or other similar terms or expressions that concern TechTarget’s or CombineCo’s expectations, strategy, priorities, plans, or intentions. Forward-looking statements are based upon current plans, estimates, and expectations that are subject to risks, uncertainties, and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. We can give no assurance that such plans, estimates, or expectations will be achieved, and therefore, actual results may differ materially from any plans, estimates, or expectations in such forward-looking statements.

Important factors that could cause actual results to differ materially from such plans, estimates, or expectations include, among others: that one or more closing conditions to the proposed transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay, or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations, or restrictions in connection with such approvals or that the required approval by the shareholders of TechTarget may not be obtained; the risk that the proposed transaction may not be completed in the time frame expected by Informa, TechTarget, or CombineCo, or at all; unexpected costs, charges, or expenses resulting from the proposed transaction; uncertainty of the expected financial performance of CombineCo following completion of the proposed transaction; failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the relevant portion of the Informa Tech business with the business of TechTarget; the ability of Informa to implement its business strategy; difficulties and delays in achieving revenue and cost synergies of Informa; the occurrence of any event that could give rise to termination of the proposed transaction; potential litigation in connection with the proposed transaction or other settlements or investigations that may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification, and liability; evolving legal, regulatory, and tax regimes; changes in economic, financial, political, and regulatory conditions, in the United States and elsewhere, and other factors that contribute to uncertainty and volatility, natural and man-made disasters, civil unrest, pandemics, geopolitical uncertainty, and conditions that may result from legislative, regulatory, trade, and policy changes associated with the current or subsequent U.S. administration; risks related to disruption of management time from ongoing business operations due to the proposed transaction; certain restrictions during the pendency of the proposed transaction that may impact TechTarget’s ability to pursue certain business opportunities or strategic transactions; Informa’s, TechTarget’s, and CombineCo’s ability to meet expectations regarding the accounting and tax treatments of the proposed transaction; the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of TechTarget’s common stock; the risk that the proposed transaction and its announcement could have an adverse effect on the ability of TechTarget to retain customers and retain and hire key personnel and maintain relationships with customers, suppliers, employees, stockholders, strategic partners and other business relationships and on its operating results and business generally; market acceptance of TechTarget’s and the relevant portion of the Informa Tech business’s products and services; the impact of pandemics and future health epidemics and any related economic downturns on TechTarget’s business and the markets in which it and its customers operate; changes in economic or regulatory conditions or other trends affecting the internet, internet advertising and information technology industries; data privacy and artificial intelligence laws, rules, and regulations; the impact of foreign currency exchange rates; certain macroeconomic factors facing the global economy, including instability in the regional banking sector, disruptions in the capital markets, economic sanctions and economic slowdowns or recessions, rising inflation and interest rate fluctuations on TechTarget’s and the relevant portion of the Informa Tech business’s results; and other matters included in TechTarget’s filings with the SEC, including in Item 1A of its Annual Report on Form 10-K for the year ended December 31, 2022 and its Quarterly Report on Form 10-Q for the quarter ended September 30, 2023. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the Proxy Statement/Prospectus that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in registration statement on Form S-4 will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. We caution you not to place undue reliance on any of these forward-looking statements as they are not guarantees of future performance or outcomes and that actual performance and outcomes, including, without limitation, our actual results of operations, financial condition and liquidity, and the development of new markets or market segments in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this communication.

Any forward-looking statements speak only as of the date of this communication. None of Informa, TechTarget, or CombineCo undertakes any obligation to update any forward-looking statements, whether as a result of new information or developments, future events, or otherwise, except as required by law. Neither future distribution of this communication nor the continued availability of this communication in archive form on TechTarget’s website at https://investor.techtarget.com or Informa’s website at www.informa.com/investors should be deemed to constitute an update or re-affirmation of these statements as of any future date.

The following communications were first made available on TechTarget, Inc.’s Twitter (X) and LinkedIn Accounts on January 10, 2024.

Post on Twitter (X):

We are excited to announce TechTarget is combining with @InformaTechHQ’s digital businesses to create a leading global platform in B2B Data and Market Access. More info and disclaimer here.

Post on LinkedIn:

We are excited to announce that TechTarget is expanding its scale and leadership position by combining with @InformaTech’s digital businesses to create a leading global platform in B2B Data and Market Access. We will be headquartered in Newton, MA and remain laser focused on helping vendors in enterprise tech and other markets accelerate revenue growth.

“The addition of Informa Tech’s digital businesses has the ability to accelerate TechTarget’s strategic roadmap by allowing it to continue to innovate leading products, offer customers end-to-end solutions and grow profitably and create a platform to complete meaningful strategic acquisitions,” said Gregory Strakosch, Executive Chairman and Co-Founder of TechTarget.

Read more [INSERT LINK TO PRESS RELEASE] and disclaimer and additional information is available at our transaction microsite here.

The following microsite was first made available on January 10, 2024.

TechTarget Press Releases FAQs Investor Materials Contacts The combination brings significant scale benefits, diversified revenue streams and strategic expansion opportunities, expanding TechTarget’s current addressable market and enhancing business resilience through increased presence in new markets and new buyer personas. ï¿½ Long-term value creation New TechTarget Newton, MA TechTarget shareholders to receive $11_79 per share lnforma PLC to contribute Informa Tech digital Combined company to be called TechTarget, in cash and retain 43% stake in New TechTarget, businesses and $350 million of cash in exchange for headquartered in Newton, MA and publicly traded on allowing them to participate in the long-term value 57% stake in New TechTarget NASDAQ under ticker TTGT creation of the combined business Strategic Benefits 0 0 0 0 0 Enhanced Scale Expanded Total Addressable Increased Product Accelerated Expansion Attractive Financial Profile Across geographies and verticals, Market Diversification Opportunities Strong financial profile to support market expertise and first·party New, differentiated offering Positions TechTarget as a unique Positioned to drive revenue and organic and inorganic growth data and solutions expands customer reach by more end-to-end solution provider across growth in new technology-enabled than 10x the go-to-market B2B markets MMt’:M About TechTarget About lnforma Tech

Press Releases FAQs Investor Materials Contacts Media Contact Investor Relations techtarget@fgsglobal.com Dan Noreck dnoreck@techtarget.com

Disclaimer Additional Information and Where to Find It

Press Releases FAQs Investor Materials Contacts TechTarget General What’s the strategic rationale for this transaction? This combirn1tioo nfff’rs the potf’ntial to acc.elerate Ter:hTarget’s strategic. roadmap for creating a leader in data-driven go-to-market intelligence lnforma PLC is a FTSE-50 UK Group with a leading position in international 82B events. digital services and academic knowledge. The digital businesses Joining with TechTarget include industry leading digital media brands in key enterprise tech categories and the fourth largest technology research firm. This transaction is expected lo allow TechTarget to expand its current addressable market, enh,mce its scale, increase its product diversification, accelerate expansion opportunities in technology -enabled B2B markets. and build a stronger TechTarget for the long-term Why is lnforma PLC the right partner for TechTarget? Our combination creates a leader in data-driven go-to-market intelligence lnforma PLC is a FTSE-50 UK Group with a leading position in international 82B events, digital services and academic knnwli>dge. Thi> digital businesses Joining with TechTarget im:lude leading digital media brands in key enterprise tech categories and the fourth largest technology research finTI. Importantly, we believe this transaction will bring great benefits for our customers At the highest level, our business will double in size with an expanded product suite, and our increased footprint around the world will drive even more opportunity and value for our customers. We will be able to offer an end-lo-end solution that will support all phases of the go·lo-rmirkel—from strategy, messaging and content to awareness, influence and demand generation to activation and sales enablement. This powerful combination fueled by first-party audiences and purchase intent data will enable New TechTarget’s customers to better grow their revenue Which businesses are joining with TechTarget? The following lnforma Tech digital businesses will be joining with TechTargel’ Omdia, the fourth largest technology research firm; Industry Dive, a leading provider of specialist content to decision makers with 37 websites across vertical 82B markets; A portfolio of specialist industry-leading digital media brands, including lnformationWeek, Light Reading, D,;nk Reading, Network Computing and Al Business; Netline, a leading intent driven Lead Generation Platform; and Access to IIRIS, lnforma PLC’s proprietary B2B data platform, taking New TechTarget’s total B2B audience to ~SO million lnforma Tech’s curri>nt portfolio of over 20 live and on-demand B2B events franchises will remain part of lnforma PLC within its lnforma Connect Division. However, New TechTarget will gain exclusive access to first-party purchase intent data from these leading events Why now? The growing importance of permission-based audiences and first-party data This combinatior, positions New Ted!Target to capitali.-:e on these impactful trends by increasing its first-party intent signals, archive of original content, traffic footprint and size of its permission-based audience Following a robust evaluation by the TechTarget Board of strategic alternatives focused on enhancing shareholder value, TechTarget’s Board unanimously believes the proposed transaction is highly attractive to its shareholders and now is the right time to combine these highly complementary businesses Does this signal a change in TechTarget’s strategy? No. This combination offers the potential to accelerate TechTarget’s strategic roadmap for creating a leader in data-driven \JO-to-market intelligence We remain laser-focused on continuing to innovate leading products, offer customers an end-to.end solution that will support all phases of the go-to-market and grow profrtably, and create a platform to complete meaningful strategic acquisitions What are the next steps in the process? When is the transaction expected to close? This announcement is the first step in a months-long process to close the transaction, which we expect to happen in the second half of 2024, subject to approval by TechTarget shareholders, regulatory approvals, and the satisfaction of other customary closing conditions In the meantime, we encourage you to read through this transaction microslle for additional details

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